Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13 a - 16 or 15 d - 16 of

The Securities Exchange Act of 1934

Commission file number 0 - 017444

Akzo Nobel N.V.

(Translation of registrant's name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands

(Address of principal executive offices)

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

By	:		By	:	
Name	:	F.H. Hensel	Name	:	J.J.M. Derckx
Title	:	Senior Vice President Finance	Title	:	Director Corporate Control

Dated : April 23, 2002

The following exhibit
is filed with this report
Akzo Nobel Report for the first quarter of 2002

Key figures

Millions of euros (EUR)	1st quarter		
	2002	2001	Δ%
Net income	**234**	215	*9*
– per share, *in EUR*	**0.82**	0.75	
Sales			
Pharma	**1,009**	960	*5/13*[1]
Coatings	**1,337**	1,362	*(2)/2*[1]
Chemicals	**1,176**	1,182	*(1)*
Total	**3,488**	3,470	*1/4*[1]
Operating income (EBIT)			
Pharma	**210**	191	*10/10*[1]
Coatings	**87**	88	*(1)/2*[1]
Chemicals	**102**	99	*3*
Total	**385**	371	*4/4*[1]
Return on sales, *in %*	**11.0**	10.7	
Interest coverage	**7.3**	5.8	
Gearing	**1.29**	1.47[2]	
Number of employees	**66,600**	66,300[2]	

Net income up 9%

- Sales[1] growth 4%
- Operating income up 4% – in spite of EUR 20 million higher pension costs
- Pharma – robust performance continued
- Coatings – earnings[1] slightly up
- Chemicals – downward trend bottoming out
- Restructuring programs – on schedule
- Interest coverage improved to 7.3
- Antidepressant Ariza – introduction delayed
- Outlook reconfirmed – net income[3] above record year 2000

[1] *Continued operations.*
[2] *At December 31.*
[3] *Excluding extraordinary and nonrecurring items.*

The 2001 figures have been restated for the change in accounting principles in respect of pensions and other postretirement benefits. The data in this report are unaudited.
The report for the 2nd quarter of 2002 will be published on July 24, 2002.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

Millions of euros	1st quarter		
	2002	2001	Δ%
Sales	**3,488**	3,470	*1/4* [1]
Operating costs	**(3,103)**	(3,099)	
Operating income (EBIT)	**385**	371	*4/4* [1]
Financing charges	**(53)**	(64)	
Operating income less financing charges	**332**	307	
Taxes	**(103)**	(98)	
Earnings of consolidated companies, after taxes	**229**	209	*10*
Earnings from nonconsolidated companies	**13**	16	
Earnings before minority interest	**242**	225	
Minority interest	**(8)**	(10)	
Net income	**234**	215	*9*
Return on sales, *in %*	**11.0**	10.7	
Interest coverage	**7.3**	5.8	
Basic/diluted net income per share, *in EUR*	**0.82**	0.75	
EBITDA	**554**	541	*2*
Capital expenditures	**155**	146	
Depreciation	**159**	160	
Number of employees	**66,600**	66,300 [2]	

[1] *Continued operations.*
[2] *At December 31.*

Safe Harbor Statement*

This report contains statements which address such key issues as Akzo Nobel's growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the "Outlook", should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to price fluctuations, currency fluctuations, developments in raw material and personnel costs, physical and environmental risks, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies.

* *Pursuant to the U.S. Private Securities Litigation Reform Act 1995.*

Net income up 9%

Net income improved 9% to EUR 234 million. Operating income increased 4%–in spite of EUR 20 million higher pension charges–and financing charges were lower. Net income per share was EUR 0.82 (2001: EUR 0.75).

Continued robust performance at Pharma – earnings of Coatings and Chemicals slightly higher

Sales of EUR 3.5 billion were up 1% on last year. For continued activities this was 4%. Sales development breaks down as follows *(in %)*:

	Volume	Price	Acquisitions/ divestments	Currency translation	Total
Pharma	7	2	(5)	1	5
Coatings	(2)	2	(3)	1	(2)
Chemicals	(2)	–	–	1	(1)
Akzo Nobel	**–**	**2**	**(2)**	**1**	**1**

Operating income improved 4%, in spite of EUR 20 million additional pension charges. On balance, the continued activities of all groups turned in a better performance. The poor performance of the stock markets in 2001 had a negative influence on the investment results of Akzo Nobel's pension funds, leading to higher pension costs for all groups in 2002. Implementation of the major restructuring programs initiated in 2001 is on schedule.

Return on sales was 11.0%, against 10.7% in the first quarter of 2001.

Financing charges decreased significantly, as a result of lower short-term interest rates and reduced net borrowings. Interest coverage in the first quarter improved to 7.3 (2001: 5.8).

The *income tax charge* decreased to 31% (2001: 32%), reflecting changes in the geographic distribution of the Company's results.

Earnings from nonconsolidated companies declined from EUR 16 million to EUR 13 million, due to lower results for Methanor, ECI Elektro-Chemie, and Flexsys.

Outlook reconfirmed – net income[1] above record year 2000

We reconfirm our earlier expressed expectation that our ongoing internal programs to boost performance will lead to a net income[1] for 2002 which exceeds the record year 2000, on the assumption that the economy will resume growth again in the second half of this year and that no major changes will occur in currency exchange rates.

[1] *Excluding extraordinary and nonrecurring items.*

Pharma – robust performance continued

Millions of euros	**1st quarter**		
	2002	2001	Δ%
Sales			
Organon	**648**	579	
Intervet	**275**	257	
Diosynth	**126**	116	
Intragroup sales/other	**(40)**	(58)	
Total continued operations	**1,009**	894	*13*
Diagnostics		66	
Total	**1,009**	960	*5*
Operating income (EBIT)	**210**	191	*10*
Return on sales, *in %*	**20.8**	19.9	
EBITDA	**253**	232	*9*
Capital expenditures	**68**	49	
Invested capital	**2,640**	2,558 [1]	
Number of employees	**21,500**	21,100 [1]	

[1] *At December 31.*

- ***Human healthcare:***
  - ***New products – Arixtra® and NuvaRing® launched in U.S.***
  - ***Remeron® – sales up 24%; lawsuits ongoing***
  - ***Puregon® – 25% growth***
  - ***Contraceptives – slower growth; Implanon® further up***
  - ***Ariza – introduction delayed***
- ***Animal healthcare – solid growth***
- ***Diosynth – expanding for growth***

Sales of the continued Pharma operations were up 13% to EUR 1.0 billion, while operating income rose 10% to EUR 210 million. Return on sales was 20.8%. For the launch of new products marketing costs were increased 14% to EUR 330 million in the first quarter. R&D expenses were raised 18% to EUR 144 million to secure the future pipeline. Pharma results were impacted by higher pension costs.

Human-healthcare sales and earnings grew strongly compared to the first quarter of 2001. The main products developed as follows:

Millions of euros or %	**Sales**	
	Q1 2002	Δ% Q1 2001
Remeron®	**169**	24
Contraceptives	**130**	2
Puregon®	**99**	25
Livial®	**50**	22

Organon's sales in the United States were up 17% on the first quarter of 2001. At EUR 227 million, they now represent 35% of Organon's sales.

In the first quarter, the new pentasaccharide antithrombotic Arixtra®, for which the Company has a joint venture with Sanofi-Synthélabo, was launched in the United States; marketing approval was received for Europe. The market introduction of NuvaRing® (contraceptive ring) in the United States was started.

The lawsuits Organon filed against seven generic pharmaceutical companies in the United States for infringement of its U.S. patent covering the use of Remeron® with SSRIs are ongoing.

Organon has to clarify certain issues before the FDA can approve its new antidepressant gepirone ER (Ariza). Organon trusts it can satisfactorily address these issues. It is not possible to provide more information with regard to marketing authorization until after receipt of further response from the FDA. It is expected, however, that the product will not be introduced in 2002.

The animal healthcare activities successfully continued their growth pattern, with considerable sales gains and improved margins.

To secure future growth, capital expenditures were increased to EUR 68 million (2001: EUR 49 million).

Coatings – earnings[1] slightly up

Millions of euros	1st quarter		
	2002	2001	Δ%
Sales			
Decorative Coatings	**428**	438	
Industrial activities	**428**	416	
Marine & Protective Coatings	**192**	176	
Car Refinishes	**178**	174	
Industrial Products	**137**	137	
Intragroup sales/other	**(26)**	(27)	
Total continued operations	**1,337**	1,314	2
Printing Inks		48	
Total	**1,337**	1,362	*(2)*
Operating income (EBIT)	**87**	88	*(1)/2*[1]
Return on sales, *in %*	**6.5**	6.5	
EBITDA	**128**	131	*(2)/1*[1]
Capital expenditures	**25**	36	
Invested capital	**2,453**	2,395[2]	
Number of employees	**28,900**	28,900[2]	

[1] *Continued operations.*
[2] *At December 31.*

- ***Restructurings – on schedule***
- ***Decorative Coatings – improved performance***
- ***Marine & Protective Coatings – positive development sustained***
- ***Industrial activities – mixed performance***
- ***Acquisition of AWLGRIP® marine and aerospace coatings business***

Sales and operating income of the continued Coatings activities were up 2% on the previous year. Return on sales was 6.5%. On balance, margins were higher, offset by higher pension costs.

The implementation of the major restructuring programs is progressing well. Coatings will start to reap the benefits of these programs later in the year.

The performance of Decorative Coatings improved. Marine & Protective Coatings and Car Refinishes sustained the positive trend of last year. The industrial activities turned in a mixed performance with lower results for Powder Coatings in Europe and for the transportation coatings activities, while the wood and coil coatings businesses did better.

Capital expenditures were decreased to EUR 25 million (2001: EUR 36 million).

In the first quarter, Akzo Nobel increased its interest in Vivechrom, Greece, from 51% to 76% in order to further strengthen its position in the Greek paint market.

In April, Akzo Nobel signed a contract to acquire the worldwide marine and aerospace coatings businesses of U.S. Paint and NOF Europe. The product range includes the world-renowned AWLGRIP® products for marine coatings systems. This acquisition extends the Company's position in the professional topsides paint segment and improves its aerospace coatings position in the corporate jet market, as well as its overall position in the global aerospace market.

Chemicals – downward trend bottoming out

Millions of euros	**1st quarter**		
	2002	2001	Δ%
Sales			
Pulp & Paper Chemicals	**251**	249	
Functional Chemicals	**198**	208	
Surface Chemistry	**171**	175	
Polymer Chemicals	**152**	154	
Resins	**102**	111	
Catalysts	**107**	94	
Base Chemicals	**107**	95	
Salt	**70**	71	
Plastics and Processing Additives	**53**	54	
Energy	**39**	43	
Intragroup sales/other	**(74)**	(72)	
Total	**1,176**	1,182	*(1)*
Operating income (EBIT)	**102**	99	*3*
Return on sales, *in %*	**8.7**	8.4	
EBITDA	**183**	183	–
Capital expenditures	**60**	58	
Invested capital	**3,136**	3,132 [1]	
Number of employees	**15,000**	15,100 [1]	

[1] *At December 31.*

- ***Cost-saving programs – progressing well and contributing***
- ***Lower raw material and energy prices***
- ***Catalysts and Functional Chemicals – strong improvement***
- ***Polymer, Pulp & Paper, and Base Chemicals – suffering from weak market conditions***
- ***Methacrylates monomer business – divested***

Chemicals' first-quarter sales of EUR 1.2 billion were almost on a par with last year. Operating income was up 3% to EUR 102 million despite higher pension costs. Return on sales was 8.7% (2001: 8.4%). On balance, the impact of lower sales volumes and higher pension costs was more than offset by the favorable effect of lower raw material and energy prices, and cost savings.

The major cost-saving programs are progressing well and contributed to first-quarter performance. This especially goes for Catalysts, which turned in a substantially better performance after the closure of the Los Angeles site and benefited from lower energy prices. Functional Chemicals profited from lower raw material prices. The polysulfide activities did better.

The bleaching chemicals business and Surface Chemistry felt the impact of the soft U.S. economy, while results of Polymer Chemicals and Base Chemicals suffered from the weak PVC industry.

At EUR 60 million (77% of depreciation), capital expenditures were virtually unchanged from the previous year.

This quarter the new Nebula catalyst–developed by Catalysts in collaboration with ExxonMobil and Nippon Ketjen–was introduced, which is twice as efficient in the removal of sulfur from diesel than existing technologies.

In the first quarter of 2002, Akzo Nobel reached an agreement to divest its methacrylates monomer business, as this activity no longer fitted within the Company's portfolio.

Early in April, agreement was reached on divestment of the lead stabilizer activities to the management of this business. As a consequence, the remaining activities of Plastics and Processing Additives no longer have enough critical mass to continue as a stand-alone business unit. Therefore, they will be integrated in the business unit Functional Chemicals as from October 1, 2002.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of euros	**1st quarter**			
	2002		2001	
Total earnings before minority interest	**242**		225	
Depreciation and amortization	**169**		170	
Cash flow	**411**		395	
Changes in provisions and deferred tax assets	**42**		(7)	
Retained income nonconsolidated companies	**(6)**		(8)	
Changes in working capital	**(198)**		(122)	
Other items	**17**		2	
Net cash provided by operations		**266**		260
Capital expenditures	**(155)**		(146)	
Acquisitions	**(11)**		(69)	
Proceeds from divestments	**66**		10	
Other changes	**17**		(10)	
Net cash used for investing activities		**(83)**		(215)
Dividends paid		**(2)**		(6)
Funds balance		**181**		39
Net cash (used)/generated by financing activities		**(221)**		62
Effect of exchange rate changes on cash and cash equivalents		**–**		(4)
Change in cash and cash equivalents		**(40)**		97

Strong cash flow
The first-quarter funds balance improved from EUR 39 million to EUR 181 million due to lower acquisition expenditure and higher proceeds from divestments. Cash flow from operations was slightly higher.

Capital expenditures totaled EUR 155 million (97% of depreciation) with key focus on Pharma. Proceeds from divestments principally stemmed from the sale of Printing Inks.

Net cash used by financing activities mainly concerned the redemption of short-term borrowings.

CONDENSED CONSOLIDATED BALANCE SHEET

Millions of euros	**March 31, 2002**	Dec. 31, 2001
Intangible assets	**506**	508
Property, plant and equipment	**4,577**	4,568
Financial noncurrent assets	**1,846**	1,895
Inventories	**2,323**	2,270
Receivables	**3,520**	3,229
Cash and cash equivalents	**415**	455
Total	**13,187**	12,925
Akzo Nobel N.V. shareholders' equity	**2,862**	2,621
Minority interest	**143**	138
Equity	**3,005**	2,759
Provisions	**2,967**	2,960
Long-term borrowings	**2,230**	2,235
Short-term borrowings	**2,060**	2,267
Current liabilities	**2,925**	2,704
Total	**13,187**	12,925
Gearing	**1.29**	1.47
Shareholders' equity per share, *in EUR*	**10.01**	9.17
Number of shares outstanding, *in millions*	**285.9**	285.9

CHANGES IN EQUITY

Millions of euros	Shareholders' equity	Minority interest	Equity
Situation at December 31, 2001	2,621	138	2,759
Income	234	8	242
Dividends		(2)	(2)
Changes in exchange rates	5	1	6
Issue of new shares	2		2
Changes in minority interest in subsidiaries		(2)	(2)
Situation at March 31, 2002	**2,862**	**143**	**3,005**

Balance sheet – further strengthened
Invested capital at March 31, 2002 amounted to EUR 9.3 billion, an increase of EUR 0.1 billion compared to year-end 2001, mainly due to seasonally higher working capital.

Equity increased EUR 0.2 billion due to first-quarter income, while net interest-bearing borrowings were down EUR 0.2 billion. Gearing improved to 1.29 (December 31, 2001: 1.47).

Workforce – on balance up
At the end of the first quarter of 2002, the Company had 66,600 employees, compared with 66,300 at year-end 2001. Growth of the business, predominantly at Pharma, resulted in an increase of 600, while acquisitions added 100. Restructuring and cost saving measures at Coatings and Chemicals caused a decrease of 400 in this quarter.

Arnhem, April 23, 2002

The Board of Management

Additional information
The explanatory sheets used by the CFO during the press conference can be viewed on Akzo Nobel's Internet site at:
http://www.akzonobel.com/news/presentations.asp

Akzo Nobel N.V.
Velperweg 76
P.O. Box 9300
6800 SB Arnhem
The Netherlands
Tel. + 31 26 366 4433
Fax + 31 26 366 3250
E-mail ACC@akzonobel.com
Internet http://www.akzonobel.com